SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

Choice One Communications Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

17038P104
(CUSIP Number)

Kenneth F. Clifford
Metalmark Capital LLC
1585 Broadway, 38th Floor
New York, NY 10036
Tel: (212) 761-8179
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17038P104	13D/A	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,158,889 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,158,889 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,158,889 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4% – See Item 5
14	TYPE OF REPORTING PERSON* OO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSCP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,394,269 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,394,269 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,394,269 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% – See Item 5
14	TYPE OF REPORTING PERSON* OO, IA

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Partners III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,394,269 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,394,269 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,394,269 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% – See Item 5
14	TYPE OF REPORTING PERSON* CO, IA

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,188,147 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,188,147 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,188,147 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 259,030
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 259,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,030 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSCP III 892 Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 947,092 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 947,092 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 947,092 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSDW Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,764,620 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,764,620 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,764,620 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% – See Item 5
14	TYPE OF REPORTING PERSON* OO, IA

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSDW Capital Partners IV, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,764,620 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,764,620 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,764,620 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% – See Item 5
14	TYPE OF REPORTING PERSON* CO, IA

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Dean Witter Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,922,584 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,922,584 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,922,584 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSDW IV 892 Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 620,787 – See Item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 620,787 – See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 620,787 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 17038P104	13D/A	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Dean Witter Capital Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 221,249
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 221,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,249 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 amends the Report on Schedule 13D, originally filed on February 14, 2001, as amended by Amendment No. 1 thereto filed on April 25, 2002, Amendment 2 thereto filed on September 17, 2002 and Amendment 3 thereto filed on October 12, 2002 (collectively, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D.

   Item 1. Security and Issuer.

   Item 2. Identity and Background.

   Item 3. Source and Amount of Funds or Other Consideration.

   Item 4. Purpose of Transaction.

   Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

      (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 19,158,889 shares of Common Stock, or approximately 43.4% of the outstanding shares of Common Stock, which includes Warrants to purchase 2,007,189 shares of Common Stock, 2002 Warrants to purchase 540,785 shares of Common Stock and New 2002 Warrants to purchase 5,567,089 shares of Common Stock (on the terms described in Item 4 above). MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, LLC and MSCP III, Inc. may be deemed to beneficially own 10,394,269 shares of Common Stock, or approximately 23.5% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, L.P. may be deemed to beneficially own 9,188,147 shares of Common Stock, or approximately 20.8% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCI III, L.P. may be deemed to beneficially own 259,030 shares of Common Stock, or approximately 0.6% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III 892 may be deemed to beneficially own 947,092 shares of Common Stock, or approximately 2.1% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV, Inc. and MSDW IV, LLC may be deemed to beneficially own 8,764,620 shares of Common Stock, or approximately 19.9% of the outstanding shares of Common Stock, which includes Warrants to purchase 2,007,189 shares of Common Stock, 2002 Warrants to purchase 540,785 shares of Common Stock and New 2002 Warrants to purchase 5,567,089 shares of Common Stock (on the terms described in Item 4 above).

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCP IV, LP may be deemed to beneficially own 7,922,584 shares of Common Stock, or approximately 17.9% of the outstanding shares of Common Stock, which includes Warrants to purchase 1,804,401 shares of Common Stock, 2002 Warrants to purchase 486,150 shares of Common Stock and New 2002 Warrants to purchase 5,004,581 shares of Common Stock (on the terms described in Item 4 above).

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV 892 may be deemed to beneficially own 620,787 shares of Common Stock, or approximately 1.4% of the outstanding shares of Common Stock, which includes Warrants to purchase 153,538 shares of Common Stock, 2002 Warrants to purchase 41,367 shares of Common Stock and New 2002 Warrants to purchase 425,882 shares of Common Stock (on the terms described in Item 4 above).

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCI IV, LP may be deemed to beneficially own 221,249 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock, which includes Warrants to purchase 49,250 shares of Common Stock, 2002 Warrants to purchase 13,268 shares of Common Stock and New 2002 Warrants to purchase 136,626 shares of Common Stock (on the terms described in Item 4 above).

      The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

      (b) By virtue of the relationships reported under Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MSCI. By virtue of the subadvisory arrangement described in Item 6 below, prior to the effectiveness of such subadvisory arrangement, Metalmark (as defined in Item 6 below), MS, MSCP III, Inc. and MSCP III LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MSCP III, LP and MSCP III 892. Once the subadvisory arrangement is effective, Metalmark may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by MSCP III, LP and MSCP III 892. See response to Item 6 below.

      By virtue of the relationships reported under Item 2 of this statement, MS, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by MSDWCI IV, LP. By virtue of the subadvisory arrangement described in Item 6 below, prior to the effectiveness of such subadvisory arrangement, Metalmark, MS, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by MSDW IV, LP and MSDW IV 892. Once the subadvisory arrangement is effective, Metalmark may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by MSDW IV, LP and MSDW IV 892. See response to Item 6 below.

      (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

      (d) By virtue of the relationships described in Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCI and the proceeds from the sale of such shares of Common Stock. By virtue of the relationships described in Item 2 of this statement and the subadvisory arrangement described in Item 6 below, prior to the effectiveness of such subadvisory arrangement, Metalmark, MS, MSCP III, Inc. and MSCP III LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCP III, LP and MSCP III 892 and the proceeds from the sale of such shares of Common Stock. Once the subadvisory arrangement is effective, Metalmark may be deemed to have the sole power to direct the receipt of dividends declared on the shares of Common Stock held by MSCP III, LP and MSCP III 892 and the proceeds from the sale of such shares of Common Stock. See response to Item 6 below.

      By virtue of the relationships described in Item 2 of this statement, each of MS, MSDW IV, Inc., and MSDW IV, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of

Common Stock held by MSDWCI IV, LP and the proceeds from the sale of such shares of Common Stock, and from the sale of the Warrants, the 2002 Warrants and the New 2002 Warrants held by MSDWCI IV, LP. By virtue of the relationships described in Item 2 of this statement and the subadvisory arrangement described in Item 6 below, prior to the effectiveness of such subadvisory arrangement, Metalmark, MS, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSDW IV, LP and MSDW IV 892 and the proceeds from the sale of such shares of Common Stock, and from the sale of the Warrants, the 2002 Warrants and the New 2002 Warrants held by MSDW IV, LP and MSDW IV 892. Once the subadvisory arrangement is effective, Metalmark may be deemed to have the sole power to direct the receipt of dividends declared on the shares of Common Stock held by MSDW IV, LP and MSDW IV 892 and the proceeds from the sale of such shares of Common Stock, and from the sale of the Warrants, the 2002 Warrants and the New 2002 Warrants held by MSDW IV, LP and MSDW IV 892. See response to Item 6 below.

       (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On July 22, 2004, Metalmark Subadvisor LLC (“Subadvisor”), Metalmark Capital LLC (“Metalmark”), the parent entity of Subadvisor, and certain affiliates of MS agreed that Subadvisor will manage MSCP III, LP, MSCP III 892, MSDW IV, LP and MSDW IV 892 on a subadvisory basis. The management authority of Subadvisor will be as set forth in a Power of Attorney, the form of which is attached hereto as Exhibit 27. This subadvisory relationship is expected to commence in the third quarter of 2004. Once the subadvisory arrangement is effective, Metalmark may be deemed to have sole voting and dispositive power with respect to (a) the shares of Common Stock owned by MSCP III, LP and MSCP III 892 and (b) the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by MSDW IV, LP and MSDW IV 892. Metalmark is a new independent private equity firm led by Howard I. Hoffen and senior team members from Morgan Stanley Capital Partners. Metalmark has filed a Schedule 13D on the date hereof.

   Item 7. Material to be Filed as Exhibits.

      Exhibit 1: Joint Filing Agreement among the Reporting Persons.

      Exhibit 27: Form of Power of Attorney.

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: August 3, 2004

MORGAN STANLEY

By:	/s/ Peter R. Vogelsang

	Name:	Peter R. Vogelsang
	Title:	Authorized Signatory

MSCP III, LLC

By:	Morgan Stanley Capital Partners III, Inc., as
Member

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MORGAN STANLEY CAPITAL PARTNERS
III, INC.

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MORGAN STANLEY CAPITAL PARTNERS
III, L.P.

By:	MSCP III, LLC, as General Partner
By:	Morgan Stanley Capital Partners III, Inc., as
Member

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MSCP III 892 INVESTORS, L.P.

By:	MSCP III, LLC, as General Partner
By:	Morgan Stanley Capital Partners III, Inc., as
Member

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MORGAN STANLEY CAPITAL
INVESTORS, L.P.

By:	MSCP III, LLC, as General Partner
By:	Morgan Stanley Capital Partners III, Inc., as
Member

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MSDW CAPITAL PARTNERS IV, LLC

By:	MSDW Capital Partners IV, Inc., as
Member

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MSDW CAPITAL PARTNERS IV, INC

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MORGAN STANLEY DEAN WITTER
CAPITAL PARTNERS IV, L.P.

By:	MSDW Capital Partners IV, LLC, as
General Partner
By:	MSDW Capital Partners IV, Inc., as
Member

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MSDW IV 892 INVESTORS, L.P.

By:	MSDW Capital Partners IV, LLC, as
General Partner
By:	MSDW Capital Partners IV, Inc., as
Member

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

MORGAN STANLEY DEAN WITTER
CAPITAL INVESTORS IV, L.P.

By:		MSDW Capital Partners IV, LLC, as
General Partner
By:		MSDW Capital Partners IV, Inc., as
Member

By:	/s/ Kenneth Clifford

	Name:	Kenneth Clifford
	Title:	Managing Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY CAPITAL PARTNERS III, INC.

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Partners III, Inc. (“MSCP III Inc.”) are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSCP III, Inc. and each individual is a United States citizen.

Name, Business Address	Title

*Howard I. Hoffen	Chairman, Chief Executive Officer and Managing Director

*Karen H. Bechtel	Managing Director

*Bernard Gault	Managing Director

*Michael C. Hoffman	Managing Director

Gustavo R. Schwed	Managing Director

Leigh J. Abramson	Managing Director

Eric T. Fry	Managing Director

Kenneth F. Clifford	Chief Financial Officer, Treasurer and Managing Director

* Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MSDW CAPITAL PARTNERS IV, INC.

      The names of the Directors and the names and titles of the Executive Officers of MSDW Capital Partners IV, Inc. (“MSDW IV, Inc.”) are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSDW IV, Inc. and each individual is a United States citizen.

Name, Business Address	Title

*Howard I. Hoffen	Chairman, Chief Executive Officer and Managing Director

*Karen H. Bechtel	Managing Director

*Bernard Gault	Managing Director

*Michael C. Hoffman	Managing Director

Gustavo R. Schwed	Managing Director

Leigh J. Abramson	Managing Director

Eric T. Fry	Managing Director

Kenneth F. Clifford	Chief Financial Officer, Treasurer and Managing Director

* Director

SCHEDULE C

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title

*Philip J. Purcell	Chairman of the Board and Chief Executive Officer

*Sir Howard Davies[1]	The Director, London School of Economics and Political Science

*John E. Jacob	Executive Vice President - Global Communications of Anheuser-Busch Companies, Inc.

*C. Robert Kidder	Principal of Stonehenge Partners, Inc. and Chairman of Borden Chemical, Inc.

*Charles F. Knight	Chairman of Emerson Electric Co.

*John W. Madigan	Retired; former Chairman and CEO of Tribune Company

*Miles L. Marsh	Former Chairman of the Board and Chief Executive Officer of Fort James Corporation

*Michael A. Miles	Special Limited Partner in Forstmann Little and Co.

*Laura D’Andrea Tyson	Dean of the London Business School

*Klaus Zumwinkel[2]	Chairman of the Board, Deutsche Post AG

Stephan F. Newhouse	President

Stephen S. Crawford	Executive Vice President and Chief Administrative Officer

David Sidwell	Executive Vice President and Chief Financial Officer

Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary

Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division

Zoe Cruz	Head of Worldwide Fixed Income Division

John P. Havens	Head of Worldwide Institutional Equity Division

Roger C. Hochschild	President and COO, Discover Financial Services

Mitchell M. Merin	President and COO, Investment Management

David W. Nelms	Chairman and CEO, Discover Financial Services

Vikram S. Pandit	President and COO, Institutional Securities Group

Joseph R. Perella	Chairman of Institutional Securities Group

John H. Schaefer	President and COO, Individual Investor Group

1 Sir Howard Davies is an English citizen and not a United States citizen.
2 Klaus Zumwinkel is a German citizen and not a United States citizen.
* Director